Exhibit 99.3

N E W S   R E L E A S E

Siyata Mobile Reports Significant 30% Year-Over-Year Revenue Growth for the First Quarter of 2024

Gross margin expands to 36.6%, up from 27.5% in the year ago period

Vancouver, BC – May 16, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices announced its financial results for the three months ended March 31, 2024.

Marc Seelenfreund, CEO of Siyata, said, “With revenue growth of 30%, a higher gross margin and solid improvement in Adjusted EBITDA, our first quarter financial results reflect improvement in our business and the traction we are gaining in the market. Our unique PTT product portfolio features our SD7 handset, which is now carried as a stocked product by three of the four leading U.S. cellular carriers. The Push-To-Talk over Cellular market reached more than $5 billion in 2023 and is expected to grow to more than $10 billion by 20321. We are rapidly expanding our sales channels both in North America and internationally to capture a portion of this massive market opportunity and position Siyata as a global leader in the industry.”

Key financial highlights for the three months ended March 31, 2024:

●	Revenues were $2.4 million compared to $1.8 million for the three months ended March 31, 2023.

●	Gross profit of $863,000, or 36.6% of revenue, compared to $0.5 million, or 27.5% of revenue in the same period last year

●	Net loss was $2.8 million as compared to a net loss of $4.9 million in the same period in the prior year.

●	Adjusted EBITDA was ($1.5) million versus ($2.0) million in the prior year.

●	Appointed Mr. Gary Herman as Chairman of the Board of Directors, following the resignation of Mr. Peter Goldstein as Director and Chairman.

Liquidity and Capital Resources

As of March 31, 2024, the Company had a cash balance of $0.6 million compared to $0.9 million as of December 31, 2023.

Subsequent to quarter end, the Company closed a public offering of common shares and/or pre-funded warrants to purchase common shares for gross proceeds of approximately $4 million.

[1]	https://www.imarcgroup.com/push-to-talk-over-cellular-market

Appointment of Gary Herman as the Chairman of the Board of Directors

Mr. Gary Herman, the incoming Chairman of the Board commented, “I am honored to serve as Chairman and thank Peter for his service. I am a big believer in our products, technology and the ability to become a market leader in the multi billion dollar Push to Talk Over Cellular industry. I look forward to working closely with Marc, management and the board to make this happen.”

About Siyata Mobile Inc.

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and related accessories. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice to increase situational awareness and save lives.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

-- Tables Follow --

Siyata Mobile Inc.

Condensed Consolidated Statements of Financial Position

(Expressed in US dollars)

	31-Mar-24	31-Dec-23
Assets
Current
Cash	585,559	898,771
Trade And Other Receivables	1,501,183	1,181,257
Prepaid Expenses	169,366	29,673
Inventory	2,644,722	3,544,519
Advance To Suppliers	813,332	1,048,227
	5,714,162	6,702,447
Long Term Receivable	144,942	147,100
Right Of Use Assets	551,758	630,793
Equipment	165,541	175,335
Intangible Assets	7,731,652	7,856,730
Total Assets	14,308,055	15,512,405

Liabilities And Shareholders’ Equity
Current
Bank Loan	476,777	89,298
Sale of future receipts	2,182,918	1,467,899
Accounts Payable And Accrued Liabilities	3,916,100	3,449,103
Deferred Revenue	2,025	2,025
Short Term Lease Liability	228,381	254,668
Warrant Liability	133,849	156,433
	6,940,050	5,419,426
Long Term Lease Liability	340,561	385,639
	340,561	385,639
Total Liabilities	7,280,611	5,805,065
Shareholders’ Equity
Share Capital	85,714,727	85,714,727
Reserves	14,761,324	14,644,200
Accumulated Other Comprehensive Loss	98,870	98,870
Deficit	(93,547,477)	(90,750,457)
	7,027,444	9,707,340
Total Liabilities And Shareholders’ Equity	14,308,055	15,512,405

Siyata Mobile Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three months ended March 31, 2024 and 2023

	March 31, 2024	March 31, 2023

Revenue	$2,357,879	$1,802,637
Cost Of Sales	(1,494,462)	(1,306,120)
Gross Profit	863,417	496,517
	36.6%	27.5%
Expenses
Amortization And Depreciation	404,658	401,640
Development Expenses	35,000	53,985
Selling And Marketing	1,298,018	1,003,365
General And Administrative	1,038,552	1,392,430
Bad Debts (Recovered)	18,858	-
Share-Based Payments	117,124	310,828
Total Operating Expenses	2,912,210	3,162,248

Net Operating Loss	(2,048,793)	(2,665,731)

Other Expenses
Finance Expense	779,756	34,098
Foreign Exchange	(8,945)	163
Change In Fair Value Of Warrant Liability	(22,584)	2,178,007
Total Other Expenses	748,227	2,212,268
Net Loss For The Period	$(2,797,020)	$(4,877,999)

Comprehensive Loss For The Period	$(2,797,020)	$(4,877,999)

Weighted average shares	570,462	84,432
Basic and diluted loss per share	$(4.90)	$(57.77)

Reconciliation to Adjusted EBITDA

(Expressed in US dollars)

For the three months ended March 31, 2024 and 2023

	March 31, 2024	March 31, 2023
Net operating loss	$(2,048,793)	$(2,665,731)
Amortization & Depreciation	404,658	401,640
Share based compensation	117,124	310,828
Adjusted EBITDA	$(1,527,011)	$(1,953,263)

- END -

5